FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2015

Commission File Number: 000-50859

TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Set forth below are the unaudited interim condensed consolidated income statement and balance sheet of Top Ships Inc. for the six-month period ended June 30, 2015.
TOP SHIPS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2015
(Expressed in thousands of U.S. Dollars - except share and per share data)

	Six Months Ended	Six Months Ended
	June 30,	June 30,
	2014	2015

REVENUES:

Revenues	$619	$4,697

EXPENSES:

Voyage expenses	11	121
Bareboat charter hire expenses	-	2,107
Amortization of prepaid bareboat charter hire	-	603
Other vessel operating expenses	30	1,863
Vessel depreciation	39	120
Management fees-related parties	43	397
Other operating (income) / loss, net	(361)	277
General and administrative expenses	535	1,505
Vessels impairment charge	-	3,081

Operating income/(loss)	322	(5,377)

OTHER INCOME (EXPENSES):

Interest and finance costs	(101)	(594)
(Loss)/Gain on financial instruments	(680)	592
Interest income	49	-
Other, net	(5)	18

Total other (expenses) / income, net	(737)	16

Net loss and comprehensive loss	(415)	(5,361)

Loss per common share, basic and diluted	(0.06)	(0.27)

Weighted average common shares outstanding, basic and diluted	6,867,971	19,596,027

TOP SHIPS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2014 AND JUNE 30, 2015
(Expressed in thousands of U.S. Dollars)

	December 31	June 30,
	2014	2015

ASSETS

CASH AND CASH EQUIVALENTS	$-	$202
ADVANCES FOR VESSEL ACQUISITIONS	34,375	35,619
VESSELS, NET	38,200	-
RESTRICTED CASH	164	1,000
PREPAID BAREBOAT CHARTER HIRE	-	10,998
OTHER ASSETS	2,836	2,540
Total assets	$75,575	$50,359

LIABILITIES AND STOCKHOLDERS' EQUITY

DERIVATIVE FINANCIAL INSTRUMENTS	2,599	2,233
DEBT	19,419	-
OTHER LIABILITIES	11,028	10,896
Total liabilities	33,046	13,129

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS' EQUITY	42,529	37,230

Total liabilities and stockholders' equity	$75,575	$50,359

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC. (registrant)

Dated: August 21, 2015	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis Chief Executive Officer